EXTREME SANDBOX, LLC

HASTINGS, MINNESOTA

FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Carol J. Sailer, CPA
Thomas A. Madsen, CPA
Diana L. Weddigen, CPA

Lewis, Kisch & Associates, Ltd.
CERTIFIED PUBLIC ACCOUNTANTS

1125 South Frontage Road, Suite 1
Hastings, MN 55033
T (651) 437-3356
F (651) 437-3808
www.lewiskisch.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Owner
Extreme Sandbox, LLC
Hastings, Minnesota

We have reviewed the accompanying financial statements of Extreme Sandbox, LLC (an LLC taxed as an S corporation), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income and member's equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Respectfully submitted,

LEWIS, KISCH & ASSOCIATES, LTD.

August 1, 2018

Members
Minnesota Society of Certified Public Accountants
American Institute of Certified Public Accountants
Minnesota Association of Public Accountants




Extreme Sandbox, LLC

BALANCE SHEETS

DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
Current Assets		
Cash	$ 87,849	$ 53,217
Property and Equipment		
Vehicles	37,268	37,268
Furniture and Equipment	455,421	50,143
Leasehold Improvements	36,891	21,891
Total	529,580	109,302
Less: Accumulated Depreciation	(104,055)	(49,368)
Net Property and Equipment	425,525	59,934
Other Assets		
Member Receivable	123,016	78,016
Related Party Receivable	75,500	75,500
Total Other Assets	198,516	153,516
Total Assets	711,890	266,667
LIABILITIES		
Current Liabilities		
Credit Cards Payable	63,567	14,237
Lines of Credit Payable	9,249	8,383
Current Portion of Notes Payable	105,879	3,378
Accounts Payable	51,575	9,060
Accrued Payroll	13,098	11,547
Accrued Interest	8,341	1,800
Unearned Revenue - Gift Certificates	111,499	96,098
Unearned Revenue - Deposits	9,875	3,000
Sales Tax Payable	2,736	1,974
Total Current Liabilities	375,819	149,477
Other Liabilities		
Lines of Credit Payable	51,907	61,156
Notes Payable-Less Current Maturities	310,981	36,500
Total Other Liabilities	362,888	97,656
Total Liabilities	738,707	247,133
MEMBER'S EQUITY		
Paid-In Capital	14,031	12,000
Retained Earnings (Deficit)	(40,848)	7,534
Total Member's Equity (Deficit)	(26,817)	19,534
Total Liabilities and Member's Equity	711,890	266,667

See accompanying notes and independent accountant's review report.

Extreme Sandbox, LLC


STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2017 AND 2016


Income	2017	2016
Sales	$ 819,815	$ 817,351
Discounts	(65,603)	(53,338)
Net Sales	754,212	764,013
Cost of Goods Sold	(46,359)	(58,663)
Gross Profit	707,853	705,350
Expenses		
Salaries and Wages	278,643	231,767
Payroll Taxes	22,615	19,944
Repairs and Maintenance	6,495	12,239
Rents	87,702	109,345
Real Estate and Other Taxes	13,025	7,379
Interest Expense	9,445	10,885
Depreciation Expense	54,687	16,698
Advertising	38,526	26,739
Automobile Expense	208	745
Bank Service Charges	334	19
Computer and Internet Expenses	12,296	5,961
Credit Card Processing Fees	21,382	24,893
Fuel - Machinery	26,083	28,889
Insurance Expense	65,098	77,465
Office Supplies	856	7,933
Professional Fees	12,547	24,995
Shipping and Postage	684	445
Site Expenses	71,082	47,426
Travel Expense	8,740	14,834
Utilities	13,397	13,640
Miscellaneous Expense	93	1,422
Meals and Entertainment	2,049	2,794
Charitable Contributions	248	
Total Expenses	746,235	686,457
Net Income (Loss)	(38,382)	18,893


STATEMENTS OF MEMBER'S EQUITY

YEARS ENDED DECEMBER 31, 2017 AND 2016


	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2016	$12,000	$20,266	$32,266
Net Income		18,893	18,893
Member Distributions		(31,625)	(31,625)
Balance, December 31, 2016	12,000	7,534	19,534
Net Income (Loss)		(38,382)	(38,382)
Member Contributions	2,031		2,031
Member Distributions		(10,000)	(10,000)
Balance (Deficit), December 31, 2017	14,031	(40,848)	(26,817)

See accompanying notes and independent accountant's review report.

Extreme Sandbox, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2017 AND 2016

Cash Flows from (to) Operating Activities	2017	2016
Net Income (Loss)	$ (38,382)	$ 18,893
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Depreciation	54,687	16,698
Increase (Decrease) in Current Liabilities:		
Credit Cards Payable	49,330	(56,463)
Accounts Payable	42,515	6,435
Accrued Payroll	1,551	7,794
Accrued Interest	6,541	1,800
Unearned Revenues - Gift Certificates	15,401	89,259
Unearned Revenues - Deposits	6,875	3,000
Sales Tax Payable	762	(378)
Net Cash Provided by Operating Activities	139,280	87,038
Cash Flows (to) Investing Activities		
Purchase of Property and Equipment	(420,278)	(17,072)
Increase in Member Receivable	(45,000)	(37,555)
Net Cash (Used) by Investing Activities	(465,278)	(54,627)
Cash Flows from (to) Financing Activities		
Net Proceeds (Payments) on Lines of Credit Payable	(8,383)	32,393
Proceeds from Notes Payable	385,396	
Payments on Notes Payable	(8,414)	(14,967)
Member Contributions	2,031	
Member Distributions	(10,000)	(31,625)
Net Cash Provided (Used) by Financing Activities	360,630	(14,199)
Net Increase in Cash	34,632	18,212
Cash, Beginning of Year	53,217	35,005
Cash, End of Year	87,849	53,217
Supplemental Disclosures		
Interest Paid	7,645	9,085
Income Taxes Paid	200	200

See accompanying notes and independent accountant's review report.

Extreme Sandbox, LLC

1. **Nature of the Business**

   Extreme Sandbox, LLC (the Company) operates recreational facilities in which patrons can operate heavy construction machinery. The Company is an experiential entertainment provider that focuses on corporate team building events, individual experiences, and student learning events using heavy equipment. The Company opened a location in Hastings, Minnesota in 2012, and has since opened additional locations in Pottsboro, Texas and Roseville, Minnesota.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

   Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Revenue Recognition and Unearned Revenue - The Company sells various packages and gift cards to its customers. Deposits made for packages purchased are recognized as income when the related services are provided. Proceeds from gift certificates sold are reflected as a liability until redeemed, expired or determined by management to be unlikely to be redeemed based on historical redemptions. Accounts receivable do not typically exist, due to payment in full being required prior to services rendered.

   Property and Equipment - Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the respective assets.

   Maintenance, repairs, and site expenses, which neither materially add to the value of the equipment nor appreciably prolongs its life, are charged to expense as incurred.

   Income Taxes - The Company, with the consent of its member, elected and received approval to be taxed as an S corporation under the Internal Revenue Code. In lieu of corporate income taxes, the owners of an S corporation is taxed on their proportionate share of the Company's taxable income. Therefore no provision for income taxes has been included in the financial statements.

   Advertising Costs - Advertising costs are expensed as incurred. Advertising expense was $38,526 and $26,739 for the years ended December 31, 2017 and 2016, respectively.

   Presentation of Sales Tax - Certain states impose a sales tax on the Company's sales. The Company collects that sales tax from customers and remits the entire amount to the respective taxing authority. The Company's accounting policy is to exclude the tax collected and remitted from revenue and cost of sales.

   Subsequent Events - Subsequent events have been evaluated through August 1, 2018, the date financial statements were available to be issued. Management believes there are no subsequent events that would affect the financial statements. See Note 8.

3. **Line of Credit**

   The Company has two lines of credit, one with a bank and one with the Company's landlord in Texas. The bank line of credit has a limit of $39,539 and requires monthly payments of $972, including interest at 7.75% and a maturity date of December 15, 2020. The bank line of credit had a balance of $31,156 and $39,539 at December 31, 2017 and 2016. The line of credit with the Company's landlord in Texas has a $35,000 limit and a $30,000 balance at December 31, 2017 and 2016, accrues interest at 6.00% with a balloon payment of unpaid principal and interest due April 12, 2019. The lines of credit are secured by the assets of the Company and guaranteed by the Company's member.

Extreme Sandbox, LLC

4. Notes Payable

The Company has the following notes payable:

Business loan agreement dated November 14, 2017 for $25,000, interest at 18.00%, requires weekly payments of $1,007 for 26 weeks, guaranteed by the Company's member. Balance of $19,964 and $0 as of December 31, 2017 and 2016, respectively.

Building expansion loan for $27,500 from an individual with no stated interest rate or payment terms. Balance of $27,500 as of December 31, 2017 and 2016.

Fire truck loan for $9,000 from an individual with no stated interest rate or payment terms. Balance of $9,000 as of December 31, 2017 and 2016.

Equipment loan for $15,940 dated November 30, 2012, interest at 2.90%, required monthly payments of $286 for 60 months, secured by equipment purchased. Balance of $0 and $3,378 as of December 31, 2017 and 2016, respectively.

Equipment loan for $360,396 dated November 1, 2017, interest at 4.49%, required monthly payments of $7,160 for 60 months, secured by equipment purchased. Balance of $360,396 and $0 as of December 31, 2017 and 2016, respectively.

Future maturities of notes payable as of December 31, 2017 is as follows:

Year Ending December 31,	Amount
2018	$91,150
2019	74,449
2020	77,861
2021	81,430
2022	55,470
Undetermined	36,500
Total	416,860

. 5. Operating Leases

The Company leases its facilities (one of which is from a related party, see Note 6) under operating leases on a month to month basis or terms expiring at various dates. The Roseville, Minnesota lease requires monthly payments of $2,500 from November 1, 2017 to October 31, 2018; $5,000 from November 1, 2018 to October 31, 2019; and $7,500 from November 1, 2019 to October 31, 2020, plus a percentage of sales if certain thresholds are reached. The current lease in Pottsboro, Texas is a month-to-month lease for $700 per month. Rent expense under these leases was $87,702 and $109,345 for the years ended December 31, 2017 and 2016, respectively. Future minimum rental commitments for non-related party leases at December 31, 2017 are:

	Amount
2018	$ 35,000
2019	65,000
2020	75,000
Total	175,000

Extreme Sandbox, LLC

6. **Related Party Transactions**

For the years ended December 31, 2017 and 2016, the Company had the following related party transactions:

The Company rents a facility in Hastings, Minnesota for use in its operations from an entity that is owned by the sole member of the Company. The lease requires minimum rental payments of $4,200 per month through November 30, 2023, and requires the Company to pay the real estate taxes for the property. The Company's rent expense for this facility was $50,400 for the years ended December 31, 2017 and 2016, respectively. Future minimum rental commitments for the related party lease at December 31, 2017 are:

	Amount
2018	$ 50,400
2019	50,400
2020	50,400
2021	50,400
2022	50,400
2023	46,200
Total	298,200

The Company made payments in previous years to this related entity to help purchase and improve the property. The Company has a receivable from this related party of $75,500 at December 31, 2017 and 2016 that does not have a stated interest rate or payment terms.

The Company has distributed funds to the member that result in a receivable balance of $123,016 and $78,016 at December 31, 2017 and 2016. The receivable does not have a stated interest rate or payment terms.

7. **Concentrations**

The Company relies on one supplier to provide the construction equipment that is used at two of the Company's locations. The Company has negotiated for use of this equipment at below market rates in exchange for advertising provided to the supplier. This cost has not been included in the Company's financial statements because it does not meet the requirements for recognition by accounting standards. The estimated cost of renting this equipment is $20,000 per month.

8. **Subsequent Events**

In 2018, the Company entered into a business loan agreement for $36,000. The interest rate is 26.91% and requires monthly payments of $6,540 in months 1-2 and $6,450 in months 3-6. The term of the loan is six months.

In 2018, the Company entered into a working capital business loan agreement for $30,500. The interest rate is 30% and requires a minimum payment of $3,464 every 90 days. The term of the loan is ten months.